SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                               GSI Commerce, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    37937A107
             -----------------------------------------------------
                                 (CUSIP Number)

                              Arthur R. Block, Esq.
                               Comcast Corporation
                               1500 Market Street
                           Philadelphia, PA 19102-2148
                                  215-665-1700
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2003
             -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. []

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37937A107                13D                      Page 2 of 11 Pages

             1. Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only)
                     COMCAST CORPORATION

             2. Check the Appropriate Box if a Member of a Group*     (a) [ ]
                                                                      (b) [X]

             3. SEC Use Only

             4. Source of Funds* WC

             5. Check Box if Disclosure of Legal
                Proceedings Is Required Pursuant to Item
                2(d) or 2(e) [ ]

             6. Citizenship or Place of Organization
                     Pennsylvania

Number of
Shares
Beneficially
Owned by
Each
Reporting             7. Sole Voting Power                   -0-
Person With

                      8. Shared Voting Power                 -0-

                      9. Sole Dispositive Power              -0-

                     10. Shared Dispositive Power            -0-

            11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

            12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares* [ ]

            13. Percent of Class Represented by Amount in Row (11)     0%

            14. Type of Reporting Person* CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  37937A107                   13D                  Page 3 of 11 Pages

             1. Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only)
                     COMCAST HOLDINGS CORPORATION

             2. Check the Appropriate Box if a Member of a Group*    (a) [ ]
                                                                     (b) [X]

             3. SEC Use Only

             4. Source of Funds* AF

             5. Check Box if Disclosure of Legal
                Proceedings Is Required Pursuant to Item
                2(d) or 2(e) [ ]

             6. Citizenship or Place of Organization
                    Pennsylvania

Number of
Shares
Beneficially
Owned by
Each
Reporting             7. Sole Voting Power                  -0-
Person With

                      8. Shared Voting Power                -0-

                      9. Sole Dispositive Power             -0-

                     10. Shared Dispositive Power           -0-

            11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

            12. Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares* [ ]

            13. Percent of Class Represented by Amount in Row (11)     0%

            14. Type of Reporting Person*                              CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37937A107                13D                      Page 4 of 11 Pages

             1. Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only)
                    COMCAST PROGRAMMING HOLDINGS, INC.

             2. Check the Appropriate Box if a Member of a Group*     (a) [ ]
                                                                      (b) [X]

             3. SEC Use Only

             4. Source of Funds* AF

             5. Check Box if Disclosure of Legal
                Proceedings Is Required Pursuant to Item
                2(d) or 2(e) [ ]

             6. Citizenship or Place of Organization
                Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting        7. Sole Voting Power                       -0-
Person With

                 8. Shared Voting Power                     -0-

                 9. Sole Dispositive Power                  -0-

                10. Shared Dispositive Power                -0-

            11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

            12. Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares* [ ]

            13. Percent of Class Represented by Amount in Row (11)       0%

            14. Type of Reporting Person*                               CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  37937A107                    13D                 Page 5 of 11 Pages

             1. Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only)
                    COMCAST QVC, INC.

             2. Check the Appropriate Box if a Member of a Group*   (a) [ ]
                                                                    (b) [X]

             3. SEC Use Only

             4. Source of Funds* AF

             5. Check Box if Disclosure of Legal
                Proceedings Is Required Pursuant to Item
                2(d) or 2(e) [ ]

             6. Citizenship or Place of Organization
                    Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting          7. Sole Voting Power                     -0-
Person With

                   8. Shared Voting Power                   -0-

                   9. Sole Dispositive Power                -0-

                  10. Shared Dispositive Power              -0-

            11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

            12. Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares* [ ]

            13. Percent of Class Represented by Amount in Row (11)   0%

            14. Type of Reporting Person*                            CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction

         This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed on September 22, 2000, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2000, Amendment No. 2 thereto filed on August 29, 2001, Amendment No. 3 thereto filed on May 19, 2003 and Amendment No. 4 thereto filed on July 29, 2003 (as so amended, the "Original Filing"), on behalf of Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc., Comcast QVC, Inc., Comcast Programming Holdings, Inc., Comcast Holdings Corporation and Comcast Corporation. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing. References to "herein" and "hereof" are references to the Original Filing, as amended by this Amendment.

         The purpose of this Amendment is to report that, as of September 17, 2003, Comcast Corporation, Comcast Holdings Corporation, Comcast Programming Holdings, Inc. and Comcast QVC, Inc. (collectively, the "Comcast Reporting Persons") have ceased to have beneficial ownership of any shares of the common stock, par value $0.01 per share (the "Common Stock"), of GSI Commerce, Inc. (the "Company") held by Interactive Technology Holdings, LLC ("Interactive"). The Reporting Persons named in the Original Filing have terminated, effective as of September 17, 2003, their Joint Filing Agreement with respect to the Original Filing. This Amendment is being filed only on behalf of the Comcast Reporting Persons with respect to their respective beneficial ownership of Common Stock of the Company. Accordingly, this Amendment only serves to amend the Original Filing to the extent the same was filed by and relates to the Comcast Reporting Persons and is not intended to amend or otherwise affect the Original Filing to the extent the same was filed by and relates to the other Reporting Persons.

Item 1.  Security and Company.

         Not modified.

Item 2.  Identity and Background.

         Insofar as it relates to the Comcast Reporting Persons, Item 2 of the Original Filing is hereby amended as follows:

         This statement is being filed jointly by the following persons (hereinafter referred to collectively as the "Comcast Reporting Persons"):

        (1)     Comcast QVC, Inc., a Delaware corporation ("Comcast QVC")

        (2) Comcast Programming Holdings, Inc., a Delaware corporation ("Holdings")

        (3)     Comcast Holdings Corporation, a Pennsylvania corporation ("CHC")

        (4)     Comcast Corporation, a Pennsylvania corporation ("Comcast")

         Comcast QVC is a wholly-owned subsidiary of Holdings. Holdings is a wholly-owned subsidiary of CHC. CHC is a wholly-owned subsidiary of Comcast.

         Holdings and Comcast QVC are holding companies. The principal business office of Holdings and Comcast QVC is located at 1201 N. Market Street, Suite 1405, Wilmington, Delaware 19801.

         Comcast and CHC are principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content. The principal business office of Comcast and CHC is located at 1500 Market Street, Philadelphia, Pennsylvania 19102.



                               Page 6 of 11 Pages

         Information concerning the executive officers and directors of the Comcast Reporting Persons is set forth in Exhibit 99.1 of this statement. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1. None of the Comcast Reporting Persons, nor, to the best knowledge of the Comcast Reporting Persons, any person named in
Exhibit 99.1 to this statement has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not modified.

Item 4.  Purpose of Transaction.

         Insofar as it relates to the Comcast Reporting Persons, Item 4 of the Original Filing is hereby amended and supplemented to include the following:

         On September 17, 2003, in accordance with the Amended and Restated Stock Purchase Agreement dated as of June 30, 2003 (the "Comcast/Liberty Agreement"), among Comcast, Comcast QVC, Liberty Media Corporation ("Liberty") and QVC, Inc. ("QVC"), among other things, (i) Comcast QVC sold to Liberty all of the shares of QVC common stock held by Comcast QVC Holdings III, Inc., Comcast QVC Holdings IV, Inc., Comcast QVC Holdings V, Inc. and Comcast QVC Holdings VI, Inc., each direct wholly-owned subsidiaries of Comcast QVC, for an aggregate amount of approximately $4 billion principal amount of Liberty's Floating Rate Senior Notes due 2006 and approximately $1.12 billion in cash, and
(ii) each of Comcast QVC Holdings I, Inc. and Comcast QVC Holdings II, Inc., direct wholly-owned subsidiaries of Comcast QVC, merged with a subsidiary of Liberty and, as a result of such mergers, Comcast QVC received approximately 218 million shares of Liberty Series A common stock and approximately $226 million in cash. Pursuant to the Comcast/Liberty Agreement, the Liberty Series A common stock received by Comcast QVC in the mergers described in the preceding sentence was valued at $11.71 per share.

         As a result of the transactions described above, the Comcast Reporting Persons ceased to have beneficial ownership of any of the shares of Common Stock of the Company or warrants to purchase shares of Common Stock of the Company owned by Interactive, but retained an approximately 30% aggregate interest in the profits of Interactive.

Item 5.  Interest in Securities of the Company.

         Insofar as it relates to the Comcast Reporting Persons, Item 5 of the Original Filing is hereby amended by replacing the first paragraph in its entirety with the following:

         As a result of the transactions consummated pursuant to the Comcast/Liberty Agreement, as of September 17, 2003, the Comcast Reporting Persons ceased to have beneficial ownership of any shares of Common Stock of the Company. Lawrence S. Smith, Co-Chief Financial Officer and Executive Vice President of Comcast, has sole dispositive and voting power over 1,000 shares of Common Stock of the Company constituting less than 1% of the outstanding shares of such Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         Not modified.


                               Page 7 of 11 Pages

Item 7.  Material Filed as Exhibits.

         10.1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.5. Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.6. Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.7. Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27,
                  2001).

         10.8. Stock and Warrant Exchange Agreement, dated as of July 25, 2003, between Interactive Technology Holdings, LLC and GSI Commerce, Inc. (f/k/a Global Sports, Inc.) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

         10.9. Third Amendment to Second Amended and Restated Registration Rights Agreement made as of July 25, 2003 by and among GSI Commerce, Inc. (f/k/a Global Sports, Inc.) and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

         10.10. Termination of Amended and Restated Joint Filing Agreement, dated as of September 17, 2003, by and among the Reporting Persons (filed herewith).

         10.11 Joint Filing Agreement, dated as of September 17, 2003, by and among the Comcast Reporting Persons (filed herewith).


                               Page 8 of 11 Pages

         99.1. Amended and Restated Executive Officers and Directors of the Comcast Reporting Persons (filed herewith).


































                               Page 9 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   September 19, 2003

COMCAST CORPORATION

By:       /s/ Arthur R. Block
          --------------------------------
     Name:    Arthur R. Block
     Title:   Senior Vice President

COMCAST HOLDINGS CORPORATION

By:       /s/ Arthur R. Block
          --------------------------------
     Name:    Arthur R. Block
     Title:   Senior Vice President

Comcast Programming Holdings, Inc.


By:       /s/ Rosemarie S. Teta
          --------------------------------
     Name:    Rosemarie S. Teta
     Title:   Vice President

Comcast QVC, Inc.

By:       /s/ Rosemarie S. Teta
          --------------------------------
     Name:    Rosemarie S. Teta
     Title:   Vice President















                               Page 10 of 11 Pages

                                Index to Exhibits

10.1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P., and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to
         Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.5. Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.6. Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to
         Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.7. Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.8. Stock and Warrant Exchange Agreement, dated as of July 25, 2003, between Interactive Technology Holdings, LLC and GSI Commerce, Inc. (f/k/a Global Sports, Inc.) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 29,
         2003).

10.9. Third Amendment to Second Amended and Restated Registration Rights Agreement made as of July 25, 2003 by and among GSI Commerce, Inc. (f/k/a Global Sports, Inc.) and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

10.10. Termination of Amended and Restated Joint Filing Agreement, dated as of September 17, 2003, by and among the Reporting Persons (filed herewith).

10.11 Joint Filing Agreement, dated as of September 17, 2003, by and among the Comcast Reporting Persons (filed herewith).

99.1. Amended and Restated Executive Officers and Directors of the Comcast Reporting Persons (filed herewith).



                               Page 11 of 11 Pages